UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of June, 2011

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707—8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On June 29, 2011 Husky Energy Inc. issued a press release announcing that is had closed its previously announced $1 billion bought-deal public offering of common shares and its $200 million concurrent private placement. The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

By:	/s/ James D. Girgulis
James D. Girgulis Vice President, Legal & Corporate Secretary

Date: June 29, 2011

Exhibit A

Husky Energy Closes $1.2 Billion Common Share Offering

Calgary, Alberta (June 29, 2011) – Husky Energy Inc. (TSX:HSE) (“Husky” or the “Company”) is pleased to announce it has closed its previously announced $1 billion bought-deal public offering of common shares (the “Public Offering”) and its $200 million concurrent private placement (the “Private Placement”). The Company has received total gross proceeds of approximately $1.2 billion from the combined Public Offering and Private Placement.

Pursuant to the Public Offering, the Company has issued, through a syndicate of underwriters led by RBC Capital Markets, Goldman Sachs Canada Inc., HSBC Securities (Canada) Inc. and J.P. Morgan Securities Canada Inc., a total of 36,968,500 common shares in the capital of Husky at a price of $27.05 per share for total gross proceeds of approximately $1 billion. The Public Offering was conducted under the Company’s universal base shelf prospectus filed November 26, 2010 with the securities regulatory authorities in all provinces of Canada and the Company’s universal base shelf prospectus filed June 13, 2011 with the U.S. Securities and Exchange Commission.

Pursuant to the Private Placement, the Company’s principal shareholders, L.F. Investments (Barbados) Limited and Hutchison Whampoa Luxembourg Holdings S.à.r.l. have been issued a combined total of 7,393,714 common shares at the same price as the Public Offering, for total gross proceeds of approximately $200 million.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. This news release is not an offer for sale within the United States of any common shares or other securities of Husky. Securities of Husky, including common shares, may not be offered or sold in the United States absent registration under the U.S. securities laws or exemption from registration under such laws.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A.

For further information, please contact:

Investor Inquiries: Rob McInnis Manager, Investor Relations Husky Energy Inc. 403-298-6817	Media Inquiries: Graham White Corporate Communications Husky Energy Inc. 403-298-7088